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File No. 042243-0082

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Amanda Ravitz, Assistant Director
Daniel Morris Allicia Lam Tara Harkins Kaitlin Tillian

Re:	Spansion LLC and co-registrants Registration Statement on Form S-4, amended September 21, 2011 File No. 333-174593
Spansion Inc. Form 10-K for the fiscal year ended December 26, 2010, filed February 23, 2011 File No. 001-34747

Ladies and Gentlemen:

On behalf of Spansion Inc., Spansion LLC and Spansion Technology LLC (collectively, the “Company”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 27, 2011 and was last amended on September 21, 2011 (“Amendment No. 2”). For your convenience, we have enclosed a courtesy package that includes ten copies of Amendment No. 3, five of which have been marked to show changes from Amendment No. 2 in response to the comments received by e-mail on October 5, 2011 from the staff of the Commission (the “Staff”). Also enclosed are (1) proposed revisions in marked form (the “10-K Proposed Revisions”) of the above-referenced Form 10-K (the “Form 10-K”), which the Company intends to include in an amendment to the Form 10-K (the “Form 10-K/A”), and (2) proposed revisions in marked form (the “10-Q Proposed Revisions”) of the Quarterly Report

October 25, 2011

on Form 10-Q for the quarter ended June 26, 2011 (the “Form 10-Q”), which the Company intends to include in an amendment to the Form 10-Q (the “Form 10-Q/A”), in each case to be filed after the completion of the Staff’s review. For ease of review, we have set forth below the numbered comments of your letter and the Company’s responses thereto.

We have recently transformed our business..., page 12

1.	We note very limited revisions in response to our prior comment 6; therefore, we reissue the comment. Please provide appropriate discussion of the various risks related to your continued exposure to the wireless market, if material.

Response: In response to the Staff’s comment, the Company believes that the various risks related to the Company’s continued exposure to the wireless market are accurately disclosed in the Registration Statement. The Company notes that the risks the Company faces in the wireless market are not materially different from the risks the Company faces in the embedded market and that the only significant distinction (from a risk factor perspective) between the two markets is the cyclicality rate, which in turn would impact the speed at which the risks could materialize. In this regard, the cyclicality rate of the wireless market is likely to be faster than that of the embedded market, but less so in the portions of the wireless market in which the Company continues to compete. Accordingly, the Company respectfully submits that the underlying risks are basically the same and has revised Amendment No. 3 to clarify the risk factor disclosure appropriately.

We cannot be certain that the Chapter 11 Cases…, page 14

2.	We note your response to our prior comment 8. However, please revise this risk factor to disclose that you are not able to quantify the market share loss experienced during the Chapter 11 Cases.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor as requested.

Exhibits

3.	We note your response to our prior comment 19. Please provide us with the form of the electronic instructions that the participants will send, including the form of the representations that the participants will be required to digitally affirm.

Response: In response to the Staff’s comment and as discussed with the Staff on October 19, 2011, the Company has revised Amendment No. 3 to include the representations that the participants will be required to digitally affirm through DTC’s ATOP procedures (reproduced below). The Company notes to the Staff that the form of electronic instruction and digital affirmation will be an acknowledgement by the participant that it is making the representations on pages 33-34 of Amendment No. 3, as the Company has been informed by DTC that it cannot accommodate reproducing the full set of

October 25, 2011

representations due to word-size limitations on DTC’s system. The representations (included on pages 33-34 of Amendment No. 3) are set forth below:

By participating in the exchange offer, you must represent, warrant and confirm digitally in connection with DTC’s ATOP procedures that you:

(i)	are acquiring the exchange notes in your ordinary course of business,

(ii)	are not engaged in, and do not intend to engage in, a distribution of the exchange notes, and

(iii)	have no arrangement or understanding with the Company, the Company’s affiliates or any other person to participate in a distribution of the exchange notes.

In addition, if you are a broker-dealer, or you acquire exchange notes in the exchange offer for the purpose of distributing or participating in the distribution of the exchange notes, you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above [Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect] and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

If you are a broker-dealer who holds the private notes acquired for your own account as a result of market-making activities or other trading activities and you receive exchange notes in exchange for such private notes pursuant to the exchange offer, you must acknowledge, and confirm digitally in connection with DTC’s ATOP procedures, that:

(i)	you must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such outstanding private notes pursuant to the exchange offer, and

(ii)	by delivering such a prospectus, you, who may be a statutory underwriter, will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act.

* * *

A copy of the planned electronic instruction and digital affirmation for the exchange offer is attached as Exhibit A hereto.

Exhibit 5.1

4.	We note your statement in response to prior comment 20 that clause (iv)(c) of the fourth paragraph has been deleted. Please file a revised opinion showing this deletion. Additionally, please provide further analysis as to why the assumption contained in clause (iv)(e) of the fourth paragraph is necessary. In this regard, please address whether the question of severability is fundamental to your ability to render an opinion on the legal and binding nature of the notes. Alternatively, please remove the assumption.

October 25, 2011

Response: In response to the Staff’s comment, we have filed a revised opinion reflecting the deletion of clauses (iv)(c) and (iv)(e) of the fourth paragraph as requested.

5.	We note your response to our prior comment 21. It continues to appear that the assumption contained in clause (c) of the fifth paragraph of the opinion is a conclusion that is fundamental to the opinion given. Accordingly, we re-issue the comment. Please also address specifically why you have not limited this assumption, given your reliance upon the certificate from the officers.

Response: In response to the Staff’s comment, we have deleted the referenced assumption.

Form 10-K for the fiscal year ended December 26, 2010

6.	We note your response to our prior comment 35. However, please revise to describe the “guardrails” that were prepared by Semler Brossy. Additionally, please address how these “guardrails” were tied to competitive market practices and how you used these “guardrails” to determine the target grant levels for stock-based awards in 2009. Additionally, please address specifically how the target stock-based award levels in 2010 and the final stock-based award grants in 2010 were set for each named executive officer.

Response: In response to the Staff’s comment and as discussed with the Staff on October 19, 2011, the Company has provided two proposed versions of the referenced disclosure. The first version includes the detailed information requested by the Staff in response to this Comment 6 and the prior comments issued by the Staff. The second version reflects a version the Company believes is a more concise version of the disclosure that, while still addressing the concerns of the Staff as reflected in its comments, the Company believes is more clear and useful for investors in understanding the executive compensation matters of the Company.

7.	Please amend this filing and your June 26, 2011 Form 10-Q to include the revised disclosures similar to the proposed disclosures included within your responses.

Response: In response to the Staff’s comment and as discussed with the Staff on October 19, 2011, the Company has submitted the 10-K Proposed Revisions and 10-Q Proposed Revisions that include revisions to address Comments 6 and 8. The Company undertakes to file a Form 10-K/A and Form 10-Q/A after the Staff has completed its review but prior to requesting acceleration of effectiveness of the Form S-4 so that the Staff has an opportunity to confirm that the amended filings conform to the 10-K Proposed Revisions and 10-Q Proposed Revisions.

October 25, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 41

-Results of Operations, page 52

8.	We note your response to prior comment 26. Please revise this filing and your June 26, 2011 Form 10-Q to also include a discussion of your historical results of operations related to the predecessor and successor periods for fiscal 2010 and for the three and six months ended June 27, 2010 consistent with Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosures to be included in the Form 10-K/A and the Form 10-Q/A as requested (see pages 55-60 of the Form 10-K/A Proposed Revisions and pages 28-33 of the Form 10-Q/A Proposed Revisions).

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3051, by fax to my attention at (650) 463-2600, or by email at robert.phillips@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips

Robert W. Phillips of LATHAM & WATKINS LLP

cc:	Scot Griffin, Spansion Inc.

EXHIBIT A

THE DEPOSITORY TRUST COMPANY	DATE
TENDERS INSTRUCTION DETAIL	TIME

************************* COVERED PROTECT ****************
TARGET CUSIP:	DESC: TELEVENTGITS.AF	+ CONTRA CUSIP:
TRANSACTION ID:	TICKET SEQ:	STATUS: MADE
TRANSACTION DATE:	SUBMITTED BY:
PARTICIPANT:	QUANTITY:

AN “A” IN THE FOLLOWING PARENTHESIS INDICATES THAT YOU ACKNOWLEDGED RECEIPT OF, AND AGREEMENT TO BE BOUND BY, THE REPRESENTATIONS ON PAGES 33-34 OF THE PROSPECTUS FOR THE OFFER IDENTIFIED BY THE CONTRA CUSIP ABOVE: ( A )

COMMENT: N/A

CONDITIONS: N/A

CONTACT NAME:	CONTACT PHONE: ( )

PF6/18: PREVIOUS     PF7/19:     PTOP     MENU   PF8/20:     END FUNCTION     PF9/21:SI